Pernod Ricard

03 AUG 14 AM 7:21

82-3361

August 5th, 2003



03029264

AP/DD/290.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Antoine PERNOD

dlw 8/15

Encl. : 1page


Pernod Ricard

2003 HALF-YEAR SALES

Wine and Spirits sales: organic growth of 8%

PARIS, 5 August 2003:

Sales of wine and spirits (excluding duties and taxes) were 1,496 million Euros for the first half of 2003. This represents **vigorous organic growth of 8%,** a negative currency impact of 157 million Euros (-10.4%) and a consolidation effect of +2%.

In **France,** the difficult market conditions of the first quarter continued, though the last two months have seen a slight improvement.

In **Europe** (excluding France), the 8% organic growth achieved is derived from excellent results in major markets (Italy, Spain, United Kingdom, Germany, Greece), as well as Eastern Europe and Russia. Conversely, difficult market conditions continued in the Republic of Ireland as a result of the severe increase in excise duty in that market at the end of 2002.

The Americas, seriously affected by exchange rates against the dollar and the South American currencies (89 million Euros or -23%), notched up organic growth of nearly 7%. This chiefly reflects a good performance in the USA. Additionally, it is important to note the growth of local brands in Latin America, at a time when sales of imported brands remain weak, especially in Venezuela.

The organic growth in the **Asia-Pacific region** has been particularly remarkable, reaching + 20%, thanks notably to very good results in major markets (China, Thailand, India, Australia). This growth was achieved in spite of the difficulties encountered in duty-free outlets (SARS) as well as in Japan and Korea (market conditions).

Brand volumes:

Chivas Regal (+4%) has achieved particularly good results in China and in southern Europe (Spain, Greece, Portugal) but suffered from the effects of SARS in the Asian duty-free market and from the continuing economic crisis in South America. Royal Salute has undergone a very successful revival.

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 218 500 651.10 €
TELEPHONE : 01 41 00 40 95– TELECOPIES 01 41 00 40 85– R.C.S. PARIS B 582 041 943

Martell (+9%) is showing a vigorous sales recovery in its key markets, particularly in Asia and the United Kingdom. On the other hand, its sales remain on a downward trend in the USA, where the planned re-launch will not take place until the second half of the year.

The growth drivers (Ramazzotti, Jacob's Creek, Jameson, Havana Club, The Glenlivet) are sustaining their rapid expansion.

Volume sales of Ricard, Pastis 51 and Clan Campbell reflect the poor conditions encountered in the French market for alcoholic drinks during the first half of the year. The upturn of their sales during the summer, as well as the gains in market-share observed through market research, bode well for an improvement in second half.

Other activities

The evolution of sales in other activities reflects the Group's divestments of its non-strategic activities (BWG, SIAS etc), which were completed during 2002.

Conclusions and outlook

These very satisfactory results make it possible, despite the difficult global economic environment, to look forward to a strong improvement, at constant exchange rates, in operating profit of our Wine and Spirits business for the first half of 2003.

Contacts :
Francisco de la VEGA / Media — *Tel : +33 (0) 1 41 00 40 95*
Patrick de BORREDON / Investor Relations — *Tel : +33 (0) 1 41 00 41 71*

For more information about Pernod Ricard, please visit our website
www.pernod-ricard.com

Photos are available from the photo library on the website.

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 218 500 651.10 €
TELEPHONE : 01 41 00 40 95– TELECOPIES 01 41 00 40 85– R.C.S. PARIS B 582 041 943

APPENDIX

Sales to 30 June 2003

(Million Euros)	30/06/2002		30/06/2003		Change		Organic growth		Currencies impact		Total consol. Impact	
Total Wine & Spirits	**1 503.2**	**58.4%**	**1 496.1**	**96.1%**	**-7.1**	**-0.5%**	**119.5**	**8.0%**	**-156.7**	**-10.4%**	**30.1**	**2.0%**
Total other activities	1 071.2	41.6%	60.7	3.9%	-1 010.5	-94.3%	-2.4	-0.2%	-0.5	0.0%	-1 007.7	-94.1%
Total Group	2 574.4	100.0%	1 556.9	100.0%	-1 017.6	-39.5%	117.1	4.5%	-157.2	-6.1%	-977.5	-37.9%

Wine & Spirits sales to 30 June 2003

(Million Euros)	30/06/2002		30/06/2003		Change		Organic growth		Currency impact		Total consol. Impact	
Wine & Spirits France	278.6	18.5%	268.2	17.9%	-10.4	-3.7%	-10.4	-3.7%				
Wine & Spirits Europe	541.1	36.0%	578.8	38.7%	37.7	7.0%	45.5	8.4%	-21.1	-3.9%	13.4	2.4%
Wine & Spirits Americas	392.7	26.1%	334.1	22.3%	-58.6	-14.9%	26.2	6.7%	-89.1	-22.7%	4.3	1.1%
Wine & Spirits ROW	290.8	19.3%	315.2	21.1%	24.4	8.4%	58.1	20.0%	-46.3	-15.9%	12.5	4.3%
Total World	**1 503.2**	**100.0%**	**1 496.1**	**100.0%**	**-7.1**	**-0.5%**	**119.5**	**8.0%**	**-156.7**	**-10.4%**	**30.1**	**2.0%**

Volume growth of key brands:

	Volume growth 2003 vs 2002 as at 30 June 2003	
	1st half 2003	MAT at 30/06/03
Amaro Ramazzotti	+16%	+18%
Jacob's Creek	+11%	+10%
Martell	+9%	+3%
Jameson	+7%	+7%
Chivas	+4%	+0%
Havana Club	+4%	+8%
The Glenlivet	+3%	+5%
Seagram's Gin	+1%	+4%
Wild Turkey	-1%	-5%
Ricard	-9%	-6%
Clan Campbell	-9%	-5%
Pastis 51	-12%	-8%
TOTAL of 12 key brand	**+0.2%**	**+2%**
Total Spirits	+7%	+8%
Total Wine	+14%	+13%

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 218 500 651.10 €
TELEPHONE : 01 41 00 40 95– TELECOPIES 01 41 00 40 85– R.C.S. PARIS B 582 041 943